================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                             Arch Capital Group Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G0450A105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              Michael M. Pastore, GE Asset Management Incorporated,
                 3001 Summer Street, Stamford, Connecticut 06905
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 11, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).
================================================================================

===================                                           ==================
CUSIP NO. G0450A105               SCHEDULE 13D                PAGE 2 OF 20 PAGES
===================                                           ==================

================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Insurance Private Equity Investors, L.L.C.
             I.R.S. #
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                        (b) [X]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      1,992,713
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        1,992,713
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,992,713
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                            [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.74%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             OO
================================================================================

===================                                           ==================
CUSIP NO. G0450A105               SCHEDULE 13D                PAGE 3 OF 20 PAGES
===================                                           ==================

================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             General Electric Pension Trust
             I.R.S. #14-6015763
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                        (b) [X]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of New York
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      1,992,713
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        1,992,713
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,992,713
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                            [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.74%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             EP
================================================================================

===================                                           ==================
CUSIP NO. G0450A105               SCHEDULE 13D                PAGE 4 OF 20 PAGES
===================                                           ==================

================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GE Asset Management Incorporated as Manager of Insurance Private
             Equity Investors, L.L.C. and as Investment Manager of GEPT (as
             defined below)
             I.R.S. #06-1238874
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                        (b) [X]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      1,992,713
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        1,992,713
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,992,713
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                            [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.74%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA, CO
================================================================================

===================                                           ==================
CUSIP NO. G0450A105               SCHEDULE 13D                PAGE 5 OF 20 PAGES
===================                                           ==================

================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             General Electric Company
             I.R.S. #
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                        (b) [X]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of New York
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      Disclaimed (see 11 below)
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        Disclaimed (see 11 below)
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Beneficial ownership of all shares disclaimed by General Electric
             Company.
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
             Disclaimed (see 11 above)                                       [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Not applicable (see 11 above)
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
================================================================================

         Reference is made to the Statement on Schedule 13D filed on November 30, 2001 as amended by Amendment No. 1 thereto filed October 4, 2002, Amendment No. 2 thereto filed February 25, 2003, Amendment No. 3 thereto filed April 5, 2004, Amendment No. 4 thereto filed July 30, 2004 and Amendment No. 5 thereto filed September 29, 2004 (as so amended, the "Schedule 13D") on behalf of General Electric Company, a New York corporation ("GE"), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE ("GEAM"), General Electric Pension Trust, a New York common law trust ("GEPT"), and Insurance Private Equity Investors, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of GEPT ("Insurance"). GE, GEAM, GEPT and Insurance are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." Insurance, GEPT and GEAM each expressly disclaim that they are members of a "group." GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a "group." All capitalized terms used without definition in this Amendment No. 6 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

         "(a) Each of Insurance, GEPT and GEAM beneficially owns 1,992,713 Common Shares, representing 2.74%(1) of the Common Shares. Insurance, GEPT, GEAM and GE each expressly disclaim that they are members of a "group" as such term is used in Section 13(d)(3) of the Exchange Act.

         (b) Insurance, GEAM and GEPT share the power to vote or direct the vote and power to dispose or direct the disposition of, 1,992,713 Common Shares, subject to the restrictions on voting described in Item 6 below. GE disclaims any voting or dispositive power over the shares beneficially owned by GEPT, GEAM or Insurance.

         To the best knowledge of the Reporting Persons, no person other than the Insurance, GEAM and GEPT has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

---------------------
         (1) This percentage is based on 72,851,594 Common Shares outstanding, calculated by combining the 35,524,092 Common Shares outstanding as of September 30, 2005 as set forth in the Issuer's Form 10-Q for the quarter then ended, with 37,327,502 Preference Shares converted on a one-for-one basis into Common Shares as set forth in the Issuer's Forms 8-K, dated November 28, 2005 and December 30, 2005.


                                     6 of 20

         (c) Between December 15, 2005 and January 11, 2006, GEPT sold 188,600 Common Shares on the open market as set forth below:

---------------------------------- ---------------------- ------------------
                                       Price at which        Common Shares
       Date of Disposition           Common Shares Sold      Sold by GEPT
---------------------------------- ---------------------- ------------------
     December 15, 2005                    $54.045                50,000
---------------------------------- ---------------------- ------------------
     December 16, 2005                    $54.15                113,000
---------------------------------- ---------------------- ------------------
     December 16, 2005                    $54.0517                  600
---------------------------------- ---------------------- ------------------
     January 11, 2006                     $55.5448               25,000
---------------------------------- ---------------------- ------------------
  Total Amount of Common Shares
              Sold:                                             188,600
---------------------------------- ---------------------- ------------------


         (d) No other person except for the Reporting Persons are known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

         (e) Not Applicable."

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibits I, II, IV, V and VI to the Schedule 13D are hereby incorporated by reference.

SCHEDULES II, III AND IV.

         Schedules II, III and IV to the Schedule 13D are hereby amended and restated in their entirety as set forth in the revised versions thereof attached hereto.


                                     7 of 20

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2006

                               INSURANCE PRIVATE EQUITY INVESTORS, L.L.C.
                               By:  GE Asset Management Incorporated, its
                                    Manager


                               By:   /s/ Michael M. Pastore
                                     ------------------------------
                                     Name: Michael M. Pastore
                                     Title:  Vice President

                               GENERAL ELECTRIC PENSION TRUST
                               By:  GE Asset Management Incorporated, its
                                    Investment Manager


                               By:   /s/ Michael M. Pastore
                                     ------------------------------
                                     Name: Michael M. Pastore
                                     Title:  Vice President

                               GE ASSET MANAGEMENT INCORPORATED


                               By:   /s/ Michael M. Pastore
                                     ------------------------------
                                     Name: Michael M. Pastore
                                     Title:  Vice President

                               GENERAL ELECTRIC COMPANY


                               By:   /s/ John H. Myers
                                     ------------------------------
                                     Name:  John H. Myers
                                     Title:  Vice President



                                     8 of 20

                                                                     Schedule II

                         GENERAL ELECTRIC PENSION TRUST

The business address of each of the persons listed below is 3001 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

Trustees                                Present Principal Occupation
--------                                ----------------------------

David B. Carlson           Executive Vice President of GEAM and Trustee of GEPT
Michael J. Cosgrove        Executive Vice President of GEAM and Trustee of GEPT
Ralph R. Layman            Executive Vice President of GEAM and Trustee of GEPT
Alan M. Lewis              Executive Vice President, General Counsel and
                           Secretary of GEAM and Trustee of GEPT
Robert A. MacDougall       Executive Vice President of GEAM and Trustee of GEPT
John H. Myers              Vice President of General Electric Company, President
                           and Chief Executive Officer of GEAM and Trustee of
                           GEPT
Donald W. Torey            Executive Vice President of GEAM and Trustee of GEPT
John J. Walker             Executive Vice President - Chief Financial Officer of
                           GEAM and Trustee of GEPT



                           Citizenship of All Trustees
                           ---------------------------

                                     U.S.A.







                                     9 of 20

                                                                    Schedule III

                   INSURANCE PRIVATE EQUITY INVESTORS, L.L.C.

The Manager of Insurance Private Equity Investors, L.L.C. is GE Asset Management Incorporated (a Delaware corporation). Its principal place of business is 3001 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

                        GE ASSET MANAGEMENT INCORPORATED

The business address of each of the persons listed below is 3001 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

Directors                               Present Principal Occupation
---------                               ----------------------------

David B. Carlson           Executive Vice President of GEAM and Trustee of GEPT
Michael J. Cosgrove        Executive Vice President of GEAM and Trustee of GEPT
Pamela K. Halligan         Vice President of GEAM
Kathryn D. Karlic          Executive Vice President of GEAM
Ralph R. Layman            Executive Vice President of GEAM and Trustee of GEPT
Alan M. Lewis              Executive Vice President, General Counsel and
                           Secretary of GEAM and Trustee of GEPT
Robert A. MacDougall       Executive Vice President of GEAM and Trustee of GEPT
John H. Myers              Vice President of General Electric Company, President
                           and Chief Executive Officer of GEAM and Trustee of
                           GEPT
Anthony J. Sirabella       Senior Vice President - Chief Information Officer of
                           GEAM
Donald W. Torey            Executive Vice President of GEAM and Trustee of GEPT
John J. Walker             Executive Vice President - Chief Financial Officer of
                           GEAM and Trustee of GEPT



                          Citizenship of all Directors
                          ----------------------------

                                     U.S.A.



                                    10 of 20

Executive Officers         Present Principal Occupation
------------------         ----------------------------
John H. Myers              President and Chief Executive Officer
David B. Carlson           Executive Vice President - Domestic Equity
                           Investments
Michael J. Cosgrove        Executive Vice President - Chief Marketing Officer
Kathryn D. Karlic          Executive Vice President - Fixed Income
Ralph R. Layman            Executive Vice President - International Equity
                           Investments
Alan M. Lewis              Executive Vice President - General Counsel and
                           Secretary
Robert A. MacDougall       Executive Vice President - Fixed Income
Donald W. Torey            Executive Vice President - Real Estate and Private
                           Equities
John J. Walker             Executive Vice President - Chief Financial Officer
Anthony J. Sirabella       Senior Vice President - Chief Information Officer
Pamela K. Halligan         Vice President - Human Resources
William F. Ruoff, III      Vice President - Quality
Greg O. Bouleris           Senior Vice President - Fixed Income
Stephen N. DeVos           Senior Vice President - Fixed Income
Thomas M. Powers           Senior Vice President - Fixed Income
Paul M. Colonna            Senior Vice President - Fixed Income
William M. Healey          Senior Vice President - Fixed Income
Mark R. Delaney            Senior Vice President - Fixed Income
Gregory B. Hartch          Senior Vice President - Fixed Income
Gregory W. Fletcher        Vice President - Fixed Income Finance
Kathleen S. Brooks         Vice President - Fixed Income
Vita-Marie Pike            Vice President - Fixed Income
Eric H. Gould              Vice President - Fixed Income
Craig M. Enright           Vice President - Fixed Income
Thomas D. Mockler          Vice President - Fixed Income
Brad G. Postema            Vice President - Fixed Income
Alfredo Chang              Vice President - Fixed Income
Frederick W. Jackson       Vice President - Fixed Income
Mark H. Johnson            Vice President - Fixed Income
Don J. Duncan              Vice President - Money Market Investments

                                    11 of 20

Michael J. Caufield        Senior Vice President - Fixed Income
Craig M. Varrelman         Vice President - Fixed Income Product Manager
Brian Hopkinson            Senior Vice President - International Equity
                           Portfolios
Daizo Motoyoshi            Senior Vice President - International Equity
                           Portfolios
Jonathan L. Passmore       Senior Vice President - International Equity
                           Portfolios
Michael J. Solecki         Senior Vice President - International Equity
                           Portfolios
Judith A. Studer           Senior Vice President - International Equity
                           Portfolios
T. Brent Jones             Vice President - International Equity Portfolios
Ping Zhou                  Vice President - International Equity Portfolios
Robert A. Jasminiski       Vice President - International Equity Portfolios
Paul Nestro                Vice President - International Equity Portfolios
Conrad Saldanha            Vice President - International Equity Portfolios
Makoto F. Sumino           Vice President - International Equity Portfolios
Philip A. Riordan          Senior Vice President - Real Estate
B. Bradford Barrett        Vice President - Real Estate
Robert P. Gigliotti        Vice President - Real Estate
Gerald Karr                Vice President - Real Estate
James M. Mara              Senior Vice President - International Private
                           Equities
Andreas T. Hildebrand      Vice President - Private Equities
Patrick J. McNeela         Vice President - Private Equities
James Mitchell, Jr         Vice President - Private Equities
Paolo G. M. Simonato       Vice President - International Private Equities
David W. Wiederecht        Vice President - Private Equities
Christopher D. Brown       Senior Vice President - Equity Portfolios
Damian J. Maroun           Senior Vice President - Equity Trading
Paul C. Reinhardt          Senior Vice President - Equity Portfolios
Nancy A. Ward              Senior Vice President - Equity Portfolios
Richard L. Sanderson       Senior Vice President - Equity Research
Diane M. Wehner            Senior Vice President - Equity Portfolios
George A. Bicher           Vice President - Equity Investments
Clemence C. Garcia         Vice President - Equity Investments

                                    12 of 20

Gerald L. Igou             Vice President - Equity Investments
Michael Isakov             Vice President - Equity Investments
Sandra J. O'Keefe          Vice President - Equity Investments
John H. Schaetzl           Vice President - Equity Investments
Christopher J. Sierakowski Vice President - Equity Investments
Charles F. Stuart          Vice President - Equity Investments
Steven M. Fierstein        Vice President - Equity Investments
Thomas R. Lincoln          Vice President - Equity Portfolios
Anthony J. Mariani         Vice President - Equity Investments
Walter P. Ruane            Vice President - Equity Investments
Ravi K. Pamnani            Vice President - Equity Investments
John T. Boyce              Senior Vice President - Institutional Investments
Joseph M. Connors          Senior Vice President - Operations
Barbara Regan              Senior Vice President - Marketing
Michelle Fang              Vice President - Product Management
Mary R. Stone              Vice President - Trade Operations
Gareth J. Davies           Vice President - Risk Management
Tiffany Hanisch            Vice President - Financial Planning & Analysis
Lowell E. Haims            Vice President - Controller
John F. Robbins            Vice President - Compliance
Jane E. Hackney            Vice President - Equity Portfolio Management
Erica K. Jacobson          Vice President - Client Portfolio Management
Dory S. Black              Vice President - Assoc. Gen. Counsel & Asst. Sec.
Christopher J. Costello    Vice President - Assoc. Gen. Counsel & Asst.
                           Secretary
Daniel L. Furman           Vice President - Assoc. Gen. Counsel Private Equities
                           & Asst. Secretary
Leanne R. Dunn             Vice President - Assoc. Gen. Counsel Real Estate &
                           Asst. Secretary
Jeanne M. La Porta         Vice President - Assoc. Gen. Counsel & Asst.
                           Secretary
Michael M. Pastore         Vice President - Assoc. Gen. Counsel Private Equities
                           & Real Estate & Asst. Secretary
George N. Sapio            Vice President - Assoc. Gen. Counsel & Asst.
                           Secretary
Scott A. Silberstein       Vice President - Assoc. Gen. Counsel & Asst.
                           Secretary

                                    13 of 20

Matthew J. Simpson         Senior Vice President, Gen. Counsel - Investment
                           Services & Asst. Secretary
Charles I. Middleton       Vice President - Tax Counsel



                      Citizenship of all Executive Officers
                      -------------------------------------

                                     U.S.A.



























                                    14 of 20

                                                                     Schedule IV

                            GENERAL ELECTRIC COMPANY


The names and principal occupations of the Directors of General Electric Company are as follows:

                           PRESENT                              PRESENT
NAME                       BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
----                       ----------------                     --------------------
J.I. Cash, Jr.             General Electric Company             Former Professor of Business
                           3135 Easton Turnpike                 Administration-Graduate
                           Fairfield, CT 06828                  School of Business
                                                                Administration, Harvard University

Sir William Castell        GE Healthcare                        Vice Chairman of the Board and
                           Pollards Wood, Nightingales Lane     Executive Officer, General
                           Chalfont St. Giles                   Electric Company; Chairman,
                           HP8 4SP Great Britain                GE Healthcare

A.M. Fudge                 Young & Rubicam Brands.              Chairman and Chief
                           285 Madison Avenue                   Executive Officer,
                           New York, NY 10017                   Young & Rubicam Brands


C.X. Gonzalez              Kimberly-Clark de Mexico,            Chairman of the Board
                           S.A. de C.V.                         and Chief Executive Officer,
                           Jose Luis Lagrange 103,              Kimberly-Clark de Mexico,
                           Tercero Piso                         S.A. de C.V.
                           Colonia Los Morales
                           Mexico, D.F. 11510, Mexico

J.R. Immelt                General Electric Company             Chairman of the Board
                           3135 Easton Turnpike                 and Chief Executive
                           Fairfield, CT 06828                  Officer, General Electric
                                                                Company

A. Jung                    Avon Products, Inc.                  Chairman and Chief
                           1345 Avenue of the Americas          Executive Officer,
                           New York, NY 10105                   Avon Products, Inc.

A.G. Lafley                The Procter & Gamble Company         Chairman of the Board, President
                           1 Procter & Gamble Plaza             and Chief Executive
                           Cincinnati, Oh 45202-3315            The Procter & Gamble Company

R.W. Lane                  Deere & Company                      Chairman and Chief
                           One John Deere Place                 Executive Officer
                           Moline, Illinois 61265               Deere & Company

                                    15 of 20

R.S. Larsen                Johnson & Johnson                    Former Chairman and Chief
                           100 Albany Street                    Executive Officer
                           Suite 200
                           New Brunswick, NJ  08901

R.B. Lazarus               Ogilvy & Mather                      Worldwide Chairman and Chief
                           309 West 49th Street                 Executive Officer
                           New York, NY 10019-7316

S. Nunn                    Sam Nunn School of                   Retired Partner
                           International Affairs                King & Spalding
                           Georgia Institute of Technology
                           781 Marietta Street, NW
                           Atlanta, Georgia 30318

R.S. Penske                Penske Corporation                   Chairman of the Board
                           2555 Telegraph Road                  and President, Penske
                           Bloomfield Hills, MI 48302-0954      Corporation

R.J. Swieringa             S.C. Johnson Graduate School         Anne and Elmer Lindseth Dean
                           Cornell University                   and Professor of Accounting
                           207 Sage Hall
                           Ithaca, NY  14853-6201

D.A. Warner III            J. P. Morgan Chase & Co.,            Former Chairman of the Board
                           The Chase Manhattan Bank and Morgan
                           Guaranty Trust Co. of New York
                           270 Park Avenue
                           New York, NY 10154

R.C. Wright                NBC Universal, Inc.                  Vice Chairman of the Board and
                           30 Rockefeller Plaza                 Executive Officer, General
                           New York, NY 10112                   Electric Company; Chairman
                                                                and Chief Executive Officer,
                                                                NBC Universal, Inc.

                                   Citizenship
                                   -----------

                   Sir William Castell          United Kingdom
                   Claudio X. Gonzalez          Mexico
                   Andrea Jung                  Canada
                   All Others                   U.S.A.



                                    16 of 20

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

                           PRESENT                              PRESENT
NAME                       BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
----                       ----------------                     --------------------
J.R. Immelt                General Electric Company             Chairman of the Board and
                           3135 Easton Turnpike                 Chief Executive Officer
                           Fairfield, CT 06828

P.D. Ameen                 General Electric Company             Vice President and Comptroller
                           3135 Easton Turnpike
                           Fairfield, CT 06828

F. Beccalli                General Electric Company             Senior Vice President-
                           3135 Easton Turnpike                 GE Europe
                           Fairfield, CT 06828

C. T. Begley               General Electric Company             Senior Vice President
                           1 Plastics Avenue                    GE Plastics
                           Pittsfield, MA 01201

M. W. Begor                General Electric Company             Senior Vice President
                           1600 Summer Street                   GE Consumer Finance - Americas
                           Stamford, CT  06927

P.T. Bossidy               General Electric Company             Senior Vice President -
                           44 Old Ridgebury Road                GE Commercial Financial Service
                           Danbury, CT 06810                    Leasing

D.L. Calhoun               General Electric Company             Vice Chairman of General
                           3135 Easton Turnpike                 Electric Company;
                           President Fairfield, CT 06828        & CEO, GE Infrastructure

J.P. Campbell              General Electric Company             Senior Vice President -
                           Appliance Park                       GE Consumer & Industrial
                           Louisville, KY 40225

W.H. Cary                  General Electric Company             Vice President -
                           3135 Easton Turnpike                 Investor Communications
                           Fairfield, CT 06828

K.A. Cassidy               General Electric Company             Vice President and
                           201 High Ridge Road                  GE Treasurer
                           Stamford, CT 06905-3417

                                    17 of 20

Sir William Castell        GE Healthcare                        Vice Chairman of the Board and
                           Pollards Wood, Nightingales Lane     Executive Officer, General
                           Chalfont St. Giles                   Electric Company; Chairman,
                           HP8 4SP Great Britain                GE Healthcare

W.J. Conaty                General Electric Company             Senior Vice President -
                           3135 Easton Turnpike                 Human Resources
                           Fairfield, CT 06828

P. Daley                   General Electric Company             Senior Vice President -
                           3135 Easton Turnpike                 Corporate Business
                           Fairfield, CT 06828                  Development

B.B. Denniston III         General Electric Company             Senior Vice President and
                           3135 Easton Turnpike                 General Counsel
                           Fairfield, CT 06828

S.C. Donnelly              General Electric Company             Senior Vice President -
                           1 Neumann Way                        GE Aircraft Engines
                           Cincinnati, OH 05215

S. Fitzsimons              General Electric Company             Vice President -
                           3135 Easton Turnpike                 Corporate Financial Planning
                           Fairfield, CT 06828                  and Analysis

Y. Fujimori                General Electric Company             Senior Vice President -
                           21 Mita 1-chome                      GE Consumer Finance-Asia
                           Meguro-ku 3d Floor Alto
                           Tokyo, Japan  153-0062

J.M. Hogan                 General Electric Company             Senior Vice President -
                           Pollards Wood, Nightingales Lane     GE Healthcare
                           Chalfont St. Giles
                           HP8 4SP Great Britain

J. Krenicki                General Electric Company             Senior Vice President -
                           4200 Wildwood Parkway                GE Energy
                           Atlanta, GA 30339

M.M. Little                General Electric Company             Senior Vice President -
                           One Research Circle                  GE Global Research
                           Niskayuna, NY 12309

                                    18 of 20

M.A. Neal                  General Electric Company             Vice Chairman of
                           260 Long Ridge Road                  General Electric Company;
                           Stamford, CT 06927                   President & CEO, GE Commercial
                                                                Financial Services

D.R. Nissen                General Electric Company             Senior Vice President -
                           201 High Ridge Road                  GE Consumer Finance
                           Stamford, CT  06905-3417

D. O'Connor                General Electric Company             Senior Vice President
                           Woodchester House                    GE Consumer Finance -
                           Europe
                           Golden Lake Dublin 8
                           Dublin 8 IRE

J.A. Parke                 General Electric Company             Senior Vice President -
                           260 Long Ridge Road                  General Electric Company
                           Stamford, CT 06927                   Vice Chairman, GE Capital
                                                                Corporation

M.E. Pralle                General Electric Company             Senior Vice President
                           292 Long Ridge Road                  GE Commercial Financial Services -
                           Stamford, CT  06927                  Real Estate

R.R. Pressman              General Electric Company             Senior Vice President -
                           9201 State Line                      GE Insurance
                           Kansas City, KS, 64114-3234

G.M. Reiner                General Electric Company             Senior Vice President -
                           3135 Easton Turnpike                 Chief Information Officer
                           Fairfield, CT 06828

J.G. Rice                  General Electric Company             Vice Chairman of
                           General 4200 Wildwood Parkway        Electric Company;
                           President Atlanta, GA 30339          & CEO, GE Industrial

K.S. Sherin                General Electric Company             Senior Vice President - Finance
                           3135 Easton Turnpike                 and Chief Financial Officer
                           Fairfield, CT 06828

L.G. Trotter               General Electric Company             Executive Vice President
                           3135 Easton Turnpike
                           Fairfield, CT 06828


W.A. Woodburn              General Electric Company             Senior Vice President -
                           187 Danbury Road                     GE Industrial
                           Wilton, CT 06897

                                    19 of 20

R.C. Wright                NBC Universal, Inc.                  Vice Chairman of the Board
                           30 Rockefeller Plaza                 and Executive Officer, General
                           New York, NY 10112                   Electric Company; Chairman
                                                                and Chief Executive Officer,
                                                                NBC Universal, Inc.


                                   CITIZENSHIP


                     Ferdinando Beccalli        Italy
                     Sir William Castell        United Kingdom
                     Shane Fitzsimons           Ireland
                     Dan O'Connor               Ireland
                     Yoshiaki Fujimori          Japan
                     All Others                 U.S.A.
























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